February 17, 2006

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Re:	Matsushita Electric Industrial Co., Ltd.

Form 20-F for the year ended March 31, 2005

File No. 1-6784

Dear Mr. Webb:

Set forth below is our response to the additional comment of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated February 7, 2006, with respect to the annual report on Form 20-F of Matsushita Electric Industrial Co., Ltd. (“Matsushita” or the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comment below and have set forth our response below it.

Consolidated Statements of Cash Flows, page 111

1.	Please refer to our prior comment 2. We see from your response that deposits are provided by certain new customers as collateral to minimize credit risk. Please describe to us the significant terms and conditions of collateral deposit agreements with your customers. Explain how these deposits are returned to customers and why classification of these cash flows as financing is appropriate. Please support your presentation of this item in your cash flow statement with references to authoritative U.S. generally accepted accounting principles. We may have further comments after reviewing your response.

Response:

The significant terms and conditions of the deposits are as follows:

1.	In situations where a customer defaults on any of its payables due to Matsushita or the business relationship between them ceases, Matsushita can offset the customer’s receivables against the deposit. Further, in such cases, if there is any remaining portion of the deposits, that portion is returned to the customer.

2.	Matsushita can keep the deposits and is not required to return the deposits to customers as long as the business relationship between Matsushita and such customers continues.

3.	Matsushita pays interest on the deposits from customers based on market interest rates.

In light of the above, we regarded the deposits as financial borrowings, because we pay interest on them and they are not generally offset against the sales price of our products upon sale except when a customer defaults or a business relationship ceases. From this point of view, we presented the change in deposits from customers as a financing activity based on paragraph 19(b) and paragraph 20(b) of SFAS 95.

However, in response to the staff’s additional comment, we have re-evaluated the accounting for these deposits and believe that it would be more appropriate to present the change in deposits from customers as an operating activity, in light of the fact that the deposits are normally offset against the relevant trade receivables when the business relationship ceases. We will revise future filings accordingly. Any such revision implemented in future filings should not be taken as an admission that prior presentations were in any way deficient.

If you have any questions about this response letter, please contact, by fax or by e-mail, Ryuichi Tsuruta (fax: 81-6-6908-2351; e-mail: tsuruta.r@jp.panasonic.com) or Sumitaka Yoshitomi (e-mail: yoshitomi.sumitaka@jp.panasonic.com).

Very truly yours,

Tetsuya Kawakami
Senior Managing Director
Matsushita Electric Industrial Co., Ltd.

cc:	Eric Atallah

(Office of Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission)